EXHIBIT 99.1
                                                                    ------------


                       CANADIAN NATURAL RESOURCES LIMITED
                              INFORMATION CIRCULAR
                         FOR THE ANNUAL GENERAL MEETING
                     TO BE HELD ON MAY 8, 2003 AT 3:00 P.M.
                             SOLICITATION OF PROXIES

         This Information Circular (the "Circular") is furnished in connection with THE SOLICITATION OF PROXIES BY THE MANAGEMENT OF CANADIAN NATURAL RESOURCES LIMITED (the "Corporation") for use at the Annual General Meeting of the Shareholders of the Corporation to be held at the Metropolitan Centre, 333 - 4th Avenue S.W., in the City of Calgary, in the Province of Alberta, Canada, on May 8, 2003 at 3:00 o'clock in the afternoon (MDT) (the "Meeting") and at any adjournments thereof, for the purposes set forth in the accompanying Notice of Meeting. The solicitation of proxies will be primarily by mail, but may also be by telephone, telegraph or oral communications by the directors, officers and regular employees of the Corporation, at no additional compensation. The costs of preparation and mailing of the Notice of Meeting, Instrument of Proxy and this Information Circular as well as any such solicitation referred to above will be paid by the Corporation. Except as otherwise stated herein the information contained herein is given as of March 28, 2003.

         Unless otherwise indicated, all dollar figures stated in this Circular represent Canadian dollars. On December 31, 2002, the reported Bank of Canada noon rate for one Canadian dollar was U. S. $0.6331 and (pound)0.3933. On December 31, 2002, the reported Bank of Canada noon rate for one U. S. dollar was $1.5796 and for one pound sterling was $2.5428.

                APPOINTMENT OF PROXY AND DISCRETIONARY AUTHORITY

         A SHAREHOLDER HAS THE RIGHT TO DESIGNATE A PERSON OR COMPANY (WHO NEED NOT BE A SHAREHOLDER OF THE CORPORATION) OTHER THAN ALLAN P. MARKIN AND JOHN G. LANGILLE, THE MANAGEMENT DESIGNEES, TO ATTEND AND ACT FOR HIM AT THE MEETING. SUCH RIGHT MAY BE EXERCISED BY INSERTING IN THE BLANK SPACE PROVIDED THE NAME OF THE PERSON OR COMPANY TO BE DESIGNATED AND DELETING THEREFROM THE NAMES OF THE MANAGEMENT DESIGNEES OR BY COMPLETING ANOTHER PROPER INSTRUMENT OF PROXY and, in either case, depositing the resulting instrument of proxy at Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1 at least 24 hours before the Meeting for which it is to be used. The instrument appointing a proxy shall be in writing and shall be executed by the shareholder or his attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

         ALL SHARES REPRESENTED AT THE MEETING BY PROPERLY EXECUTED PROXIES WILL BE VOTED IN ACCORDANCE WITH THE INSTRUCTIONS OF THE SHAREHOLDERS ON ANY BALLOT THAT MAY BE CALLED FOR AND WHERE A CHOICE WITH RESPECT TO ANY MATTER TO BE ACTED UPON HAS BEEN SPECIFIED IN THE INSTRUMENT OF PROXY, THE SHARES REPRESENTED BY THE PROXY WILL BE VOTED IN ACCORDANCE WITH SUCH SPECIFICATION. IN THE ABSENCE OF ANY SUCH SPECIFICATIONS, THE MANAGEMENT DESIGNEES, IF NAMED AS PROXY, WILL VOTE IN FAVOUR OF ALL THE MATTERS SET OUT THEREIN. IF A SHAREHOLDER APPOINTS A PERSON DESIGNATED IN THE FORM OF PROXY OR NOMINEE AND WHERE A CHOICE WITH RESPECT TO ANY MATTERS TO BE ACTED UPON HAS NOT BEEN SPECIFIED, THE PROXY WILL BE VOTED IN FAVOUR OF ALL THE MATTERS SET OUT THEREIN.

         THE ENCLOSED FORM OF PROXY, WHEN PROPERLY SIGNED, ALSO CONFERS DISCRETIONARY AUTHORITY UPON THE PERSONS NAMED THEREIN WITH RESPECT TO AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING AND WITH RESPECT TO OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING, OR AT ANY ADJOURNMENT THEREOF. THE MANAGEMENT OF THE CORPORATION DOES NOT KNOW OF ANY MATTERS WHICH MAY BE PRESENTED AT THE MEETING, OTHER THAN THE MATTERS SET FORTH IN THE NOTICE. BUT IF THE OTHER MATTERS OR AMENDMENTS OR VARIATIONS DO PROPERLY COME BEFORE THE MEETING, IT IS THE INTENTION OF THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY TO VOTE SUCH PROXY ACCORDING TO THEIR BEST JUDGEMENT.

                              REVOCATION OF PROXIES

         A SHAREHOLDER OR INTERMEDIARY WHO HAS GIVEN A PROXY, OR HIS ATTORNEY AUTHORIZED IN WRITING, MAY REVOKE IT AS TO ANY MATTER UPON WHICH A VOTE HAS NOT ALREADY BEEN CAST PURSUANT TO THE AUTHORITY CONFERRED BY THE PROXY, by instrument in writing executed by the shareholder or his attorney authorized in writing, or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized in writing, and deposited either at the registered office of the Corporation or the office of Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1 at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof at which the proxy is to be used, or deposited with the Chairman of such Meeting on the day of the Meeting or adjournment thereof, or by executing a proxy bearing a later date and depositing the new proxy at the office of Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1 at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof at which the proxy is to be used, or with the Chairman of such Meeting on the day of the Meeting or any adjournment thereof. In addition, a proxy may be revoked by the shareholder personally attending at the Meeting and voting his shares.

                           BENEFICIAL HOLDER OF SHARES

         THE INFORMATION SET FORTH IN THIS SECTION IS OF SIGNIFICANT IMPORTANCE TO MANY SHAREHOLDERS OF THE CORPORATION, AS A SUBSTANTIAL NUMBER OF THE SHAREHOLDERS DO NOT HOLD COMMON SHARES IN THEIR OWN NAME. SHAREHOLDERS WHO DO NOT HOLD THEIR COMMON SHARES IN THEIR OWN NAME (REFERRED TO IN THIS INFORMATION CIRCULAR AS "BENEFICIAL SHAREHOLDERS") SHOULD NOTE THAT ONLY PROXIES DEPOSITED BY SHAREHOLDERS WHOSE NAMES APPEAR ON THE RECORDS OF THE CORPORATION AS THE REGISTERED HOLDERS OF COMMON SHARES CAN BE RECOGNIZED AND ACTED UPON AT THE MEETING. IF COMMON SHARES ARE LISTED IN AN ACCOUNT STATEMENT PROVIDED TO A SHAREHOLDER BY A BROKER, THEN IN ALMOST ALL CASES THOSE COMMON SHARES WILL MORE LIKELY BE REGISTERED UNDER THE NAME OF THE BROKER OR AN AGENT OF A BROKER. IN CANADA, THE VAST MAJORITY OF SUCH SHARES ARE REGISTERED UNDER THE NAME OF CDS & CO., (THE REGISTRATION NAME FOR THE CANADIAN DEPOSITARY FOR SECURITIES, WHICH ACTS AS NOMINEE FOR MANY CANADIAN BROKERAGE FIRMS). COMMON SHARES HELD BY BROKERS OR THEIR NOMINEES CAN ONLY BE VOTED UPON THE INSTRUCTIONS OF THE BENEFICIAL SHAREHOLDERS. WITHOUT SPECIFIC INSTRUCTIONS, BROKERS/NOMINEES ARE PROHIBITED FROM VOTING COMMON SHARES FOR THEIR CLIENTS. THE CORPORATION DOES NOT KNOW FOR WHOSE BENEFIT THE COMMON SHARES REGISTERED IN THE NAME OF CDS & CO. ARE HELD. THEREFORE, BENEFICIAL SHAREHOLDERS CANNOT BE RECOGNIZED AT THE MEETING FOR PURPOSES OF VOTING THE COMMON SHARES IN PERSON OR BY WAY OF PROXY, EXCEPT AS SET OUT BELOW.

         APPLICABLE REGULATORY POLICY REQUIRES INTERMEDIARIES/BROKERS TO SEEK VOTING INSTRUCTIONS FROM BENEFICIAL SHAREHOLDERS IN ADVANCE OF MEETINGS. EVERY INTERMEDIARY/BROKER HAS ITS OWN MAILING PROCEDURES AND PROVIDES ITS OWN RETURN INSTRUCTIONS, WHICH SHOULD BE CAREFULLY FOLLOWED BY BENEFICIAL SHAREHOLDERS IN ORDER TO ENSURE THAT THE COMMON SHARES ARE VOTED AT THE MEETING. OFTEN, THE FORM OF PROXY SUPPLIED TO A BENEFICIAL SHAREHOLDER BY ITS BROKER IS IDENTICAL TO THAT PROVIDED TO REGISTERED SHAREHOLDERS. HOWEVER, ITS PURPOSE IS LIMITED TO INSTRUCTING THE REGISTERED SHAREHOLDER HOW TO VOTE ON BEHALF OF THE BENEFICIAL SHAREHOLDER. THE MAJORITY OF BROKERS NOW DELEGATE RESPONSIBILITY FOR OBTAINING INSTRUCTIONS FROM CLIENTS TO ADP INVESTOR COMMUNICATIONS ("ADP"). ADP TYPICALLY APPLIES A SPECIAL STICKER TO THE PROXY FORMS, MAILS THOSE FORMS TO THE BENEFICIAL SHAREHOLDERS AND ASKS BENEFICIAL SHAREHOLDERS TO RETURN THE PROXY FORMS TO ADP. ADP THEN TABULATES THE RESULTS OF ALL INSTRUCTIONS RECEIVED AND PROVIDES APPROPRIATE INSTRUCTIONS

RESPECTING THE VOTING OF COMMON SHARES TO BE REPRESENTED AT THE MEETING. A BENEFICIAL SHAREHOLDER RECEIVING A PROXY WITH AN ADP STICKER ON IT CANNOT USE THAT PROXY TO VOTE COMMON SHARES DIRECTLY AT THE MEETING - THE PROXY MUST BE RETURNED TO ADP WELL IN ADVANCE OF THE MEETING IN ORDER TO HAVE THE COMMON SHARES VOTED.

         IF YOU ARE A BENEFICIAL SHAREHOLDER AND WISH TO VOTE IN PERSON AT THE MEETING, PLEASE CONTACT YOUR BROKER OR AGENT WELL IN ADVANCE OF THE MEETING TO DETERMINE HOW YOU CAN DO SO.

                   VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

         March 28, 2003 is the record date for determination of Common Shares of the Corporation entitled to notice of and to vote at the Meeting, provided that to the extent a shareholder transfers the ownership of any of his shares after the record date and the transferee of those shares establishes that he owns such shares and requests not later than 10 days before the meeting that his name be included on the shareholders' list, such transferee is entitled to vote such shares at the meeting.

         As at March 28, 2003 the Corporation has 134,341,965 voting securities outstanding as fully paid and non-assessable common shares without par value, each share carrying the right to one vote.

         To the knowledge of the directors and officers of the Corporation no person or company beneficially owns, directly or indirectly, or exercises control or direction over voting securities carrying more than 10% of the voting rights attached to all voting securities of the Corporation.

                              ELECTION OF DIRECTORS

         The affairs of the Corporation are managed by a Board of Directors who are elected annually at each Annual General Meeting of Shareholders and hold office until the next Annual General Meeting, or until their successors are duly elected or appointed or until a director vacates his office or is replaced in accordance with the Articles and By-laws of the Corporation. The Corporation is required to have an Audit Committee, which is comprised of Messrs. G. D. Giffin as Chairman, J. T. Grenon, and J. S. Palmer. The Corporation does not have an Executive Committee.

         The following table sets forth the name of each of the persons proposed to be nominated for election as a director; his principal occupation at present; all positions and offices in the Corporation held by him; the date he was first elected, or appointed a director; and the number of shares of the Corporation that he has advised are beneficially owned, directly or indirectly, and controlled or directed by him as of February 28, 2003.

------------------------------------------------------------------------------------------------------------------------------------
NAME                          POSITION PRESENTLY     PRINCIPAL OCCUPATION        NUMBER OF COMMON SHARES     BEGAN PERIOD OF SERVICE
                              HELD                                               BENEFICIALLY                AS DIRECTOR
                                                                                 OWNED/CONTROLLED OR
                                                                                 DIRECTED(6)
----------------------------- ---------------------- --------------------------- --------------------------- -----------------------
N. Murray Edwards             Vice-Chairman and      President, Edco Financial   2,444,608                   September,
Calgary, Alberta              Director(3)(5)         Holdings Ltd. (Private                                  1988
                                                     Management and Consulting
                                                     Company)
----------------------------- ---------------------- --------------------------- --------------------------- -----------------------
Ambassador Gordon D. Giffin   Director(1)(2)         Senior Partner,             2,000                       May,
Atlanta, Georgia                                     McKenna, Long & Aldridge                                2002
                                                     LLP (law firm)
----------------------------- ---------------------- --------------------------- --------------------------- -----------------------
James T. Grenon               Director(2)(4)         Managing Director, Tom      1,628,125                   September,
Calgary, Alberta                                     Capital Associates, Inc.                                1988
                                                     (Private Investment
                                                     Company)
-------------------------- ------------------------ ------------------------ ------------------------ -----------------------
John G. Langille              President and          Officer of the              201,000                     June, 1982
Calgary, Alberta              Director               Corporation
-------------------------- ------------------------ ------------------------ ------------------------ -----------------------
Keith A.J. MacPhail           Director(3)(5)         Chairman and                32,082                      October, 1993
Calgary, Alberta                                     President, Bonavista
                                                     Petroleum Ltd.
                                                     (independent oil and
                                                     gas company)
-------------------------- ------------------------ ------------------------ ------------------------ -----------------------
Allan P. Markin               Chairman and Director  Chairman of the             3,008,000                   January, 1989
Calgary, Alberta                                     Corporation
-------------------------- ------------------------ ------------------------ ------------------------ -----------------------
James S. Palmer, C.M.,        Director(1)(2)(3)(4)   Chairman, Burnet,           38,775                      May, 1997
Q.C..                                                Duckworth & Palmer LLP
Calgary, Alberta                                     (law firm)
-------------------------- ------------------------ ------------------------ ------------------------ -----------------------
Eldon R. Smith, M.D.          Director(4)(5)         Professor and Former        5,550                       May, 1997
Calgary, Alberta                                     Dean, Faculty of
                                                     Medicine, The
                                                     University of Calgary
-------------------------- ------------------------ ------------------------ ------------------------ -----------------------
David A. Tuer                 Director(1)(3)         Chairman, Calgary           2,603                       May, 2002
Calgary, Alberta                                     Health Region
------------------------------------------------------------------------------------------------------------------------------------

Notes:
(1)  Member of the Nominating and Corporate Governance Committee
(2)  Member of the Audit Committee
(3)  Member of the Reserves Committee
(4)  Member of the Compensation Committee
(5)  Member of the Safety, Health and Environmental Committee
(6) Does not include Common Shares issuable upon exercise of stock options held as at February 28, 2003 as follows: N. M. Edwards, 335,000; J. G. Langille, 232,500 and A. P. Markin, 335,000.

                             APPOINTMENT OF AUDITORS

         The firm of PricewaterhouseCoopers LLP will be nominated at the Meeting for re-appointment as auditors of the Corporation for the ensuing year at a remuneration to be fixed by the Audit Committee of the Board of Directors. PricewaterhouseCoopers LLP have been the auditors of the Corporation since its inception.

         Fees accrued to the Corporation's auditors, PricewaterhouseCoopers LLP, for services rendered for fiscal year 2002 are as follows: for audit services $848,631, for audit related services $28,000, for tax related services $69,565, and for other non-audit related services $20,548. Additional fees of $851,911were paid during 2002 to a company, wholly owned by PricewaterhouseCoopers LLP, for license and maintenance fees of the financial management and information system used by the Corporation. During 2002 PricewaterhouseCoopers LLP sold the financial management and information system company, to a third party unrelated to PricewaterhouseCoopers LLP, and PricewaterhouseCoopers LLP will no longer provide these services to the Corporation.

         REPORT ON EXECUTIVE COMPENSATION BY THE COMPENSATION COMMITTEE

         The Committee approves the compensation paid to the Corporation's officers and in general the overall compensation paid by the Corporation to its employees. The compensation paid includes base salary, a year end cash bonus, contributions to the Corporation's Savings Plan, a cash bonus paid twice per year only if established production targets are met and awards of options to acquire the Corporation's Common Shares pursuant to a Stock Option Plan. These forms of compensation are considered both individually and collectively to determine the compensation levels paid to each of the Corporation's employees and officers. Compensation levels of the Corporation's employees are reviewed annually following completed performance reviews by management.

         In arriving at the compensation levels paid by the Corporation the Committee takes into account a number of factors, including the education and experience of the individuals, the performance of the individuals and the overall performance of the Corporation. The Committee also uses and consults available compensation surveys conducted on the industry for companies of comparable size. The overall performance of the Corporation is determined by reviewing the success the Corporation achieved on an annual basis in meeting its four value creation measurements. These measures are the achievements of the Corporation reaching growth targets on a per share basis for its production, reserves, cash flow and net asset value.

         The Committee believes that, to the extent possible, granting of stock options should be used to augment the overall compensation package. To remain competitive with its industry peer group the Committee believes it is important that the Corporation has an option plan available. The Corporation's option plan is structured so that the exercise price can not be lower than market value at the time of granting options, the options are vested over five years commencing one year after granting and no re-pricing of options is allowed. These options provide an incentive for all employees and officers to ensure they are striving to maximize shareholder value.

Base salaries for officers were previously set at the median level for similar positions in oil and natural gas companies of comparable size. In addition, compensation in the form of yearly cash bonuses was provided to recognize performance. These cash payments were supplemented with the awarding of additional stock options. As the Corporation reached the upper limits of acceptable levels of outstanding stock options, and was not able to award any further performance options, some base salaries have been increased beyond the median level and the level of cash bonuses has been increased. The Committee believes this is appropriate to ensure that overall compensation levels remain competitive to attract and retain quality employees while also ensuring that overall compensation levels do not become excessive.

Submitted by the Compensation Committee

James S. Palmer, Chairman
James T. Grenon
Eldon R. Smith


                                STOCK OPTION PLAN

The Corporation has a long-standing policy of awarding stock options to its officers and employees under the Amended Compiled and Restated Stock Option Plan (the "SOP"). The options are considered a part of the employee's compensation package to provide parity with compensation levels within the industry. Directors are not eligible to receive options under the SOP unless they provide ongoing day to day management activities to the

Corporation. The Board of Directors believes this established policy of awarding stock options meets the Corporation's business objectives provided the total number of options outstanding at any time is limited to a maximum of 10% of the Corporation's outstanding common shares.

         The options issued pursuant to the SOP have an expiry term of six years and are exercisable at 20% per year commencing one year after the date of grant. No one person can hold options pursuant to the SOP of more than 5% of the outstanding Common Shares nor is it possible for directors and officers, as a group, to hold options amounting to 10% of the outstanding Common Shares.

         As part of their compensation package the Corporation's employees have been awarded options at the end of the each year to augment the cash compensation paid to them. Had the Corporation continued with its practice of awarding the additional options in 2002 the total number of outstanding options would have exceeded the limit of 10% of outstanding Common Shares. Accordingly, no additional year-end options have been awarded on account of the 2002 year.

         The Corporation continues to hire additional employees to manage its expanding asset base. In 2002 new employees also included previous employees of Rio Alto Exploration Ltd. ("Rio Alto") who continued employment with the Corporation after its acquisition of Rio Alto. The Corporation believes it is in its best interests to continue to award stock options to new employees as part of their compensation package to remain competitive with the Corporation's peer group.

         In the past year, the Corporation granted options to new employees pursuant to the terms and conditions of the SOP and the policies of the Toronto Stock Exchange (the "TSX"), which resulted in the total number of Common Shares issuable pursuant to the exercise of options exceeding the number of Common Shares previously authorized by the shareholders. Under the terms of the SOP, none of these options are exercisable as at the date hereof. Accordingly, the Board of Directors recommends an amendment to the SOP to increase the number of Common Shares reserved for issuance pursuant to the SOP by 2,500,000 Common Shares of the Corporation. Policies of the TSX requires that the Corporation amend the SOP by having shareholders re-determine the maximum number of Common Shares of the Corporation that may be issued upon the exercise of Options granted pursuant to the SOP.

         The last amendment to the SOP increased the maximum number of stock options under the SOP to 23,350,000 Common Shares. A total of 12,721,567 options for Common Shares have been exercised under the SOP, leaving a remaining maximum number of stock options under the SOP of 10,628,433 or 7.9% of the outstanding Common Shares as at March 25, 2003. In order to provide for the grants of stock options as incentives to persons eligible under the SOP, the increase of 2,500,000 Common Shares is required to the maximum number of stock options presently available under the SOP. After this increase, the number of stock options available under the SOP will be 13,128,433 Common Shares, which constitutes 9.8% (versus 10.5% the previous year) of the issued and outstanding common shares of the Corporation.

                                            MAXIMUM
                                           NUMBER OF
                                          STOCK OPTIONS
                                          -------------
Remaining Options under SOP on March        10,628,433
25, 2003
Increase required                            2,500,000
                                          -------------
Options available under the SOP             13,128,433
                                          -------------
Percent of Common Shares Outstanding              9.8%
                                          -------------

         Approval by the shareholders of the maximum number of Common Shares issuable pursuant to the exercise of options granted under the SOP is required by the policies of the TSX and, therefore, must be approved in accordance with
Section 140 of the BUSINESS CORPORATIONS ACT (Alberta), in the form of an ordinary resolution. An affirmative vote of more than 50% of the Common Shares represented and voted at the meeting is necessary to approve the following resolution.

         "BE IT RESOLVED THAT the Corporation amend its Amended Compiled and Restated Stock Option Plan to allow the number of Common Shares issuable pursuant to the exercise of options granted thereunder to be increased by 2,500,000 Common Shares."

                                  OTHER MATTERS

         Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy to vote the same in accordance with their best judgement in such matters.

                               STOCK SAVINGS PLAN

         The Corporation has established a Stock Savings Plan for all of its full-time employees. Under this plan, employees may elect to contribute up to 10% of their gross salary and the Corporation contributes one and one-half times the contributions of the employees. The funds are deposited with a trustee to purchase Common Shares of the Corporation through the Toronto Stock Exchange (the "TSX"). The Corporation's portion of the contributions vests to the employee who has less than five years of continuous participation in the plan over a two-year period provided the employee does not terminate employment. The Corporation's portion of the contributions vests to the employee who has five years of continuous participation in the plan on January 1 of each year provided the employee does not terminate employment. As at December 31, 2002 the trustee was holding a total of 466,592 Common Shares of the Corporation pursuant to the terms of the Stock Savings Plan.

         A similar plan to the Stock Savings Plan was also adopted for all permanent U. K. employees, entitled CNR International (U.K.) Limited Profit Sharing Scheme (the "Scheme"). Under the terms of the Scheme, each employee can participate by contributing up to 5% of their annual pensionable salary as at January 1 of each year, which purchases an equivalent value of the Corporation's Common Shares. A matching contribution is made by CNR International (U. K.) Limited to the Scheme to purchase an equal number of the Corporation's Common Shares on behalf of the employee. The shares are purchased on the open market through the TSX and are held in trust for Inland Revenue approved retention periods. As at December 31, 2002 the trustee was holding a total of 67,493 Common Shares of the Corporation pursuant to the terms of the Scheme.

         Effective December 31, 2002, due to changes in U. K. tax legislation, the Scheme was discontinued and a share incentive plan was adopted for all permanent U. K. employees entitled "CNR International (U. K.) Limited Share Incentive Plan (the "SIP"). Under the terms of the SIP, each employee can participate by contributing from (pound)10 to a maximum of (pound)125 per month not to exceed 10% of the employee's monthly salary and a matching contribution not to exceed two times the contribution of the employee is made by CNR International (U. K.) Limited. The funds are deposited with a trustee to purchase Common Shares of the Corporation through the TSX. To benefit fully from
U. K. tax legislation governing SIPs, the purchased shares must be held for a period of not more than 5 years.

                    COMPOSITION OF THE COMPENSATION COMMITTEE

         The following individuals served as members of the Compensation Committee during the fiscal year ended December 31, 2002: A. P. Markin, Chairman of the Board of Directors acting as Chairman of the Committee, N. M. Edwards and
J. T. Grenon. On February 20, 2003 in recognition of best practices of corporate governance, Messrs. A. P. Markin and N. M. Edwards resigned from the Committee and the Board of Directors appointed Messrs. J. S. Palmer and E. R. Smith to the Committee. Mr. J. S. Palmer was also appointed Chairman of the Committee, which is now comprised entirely of non-management "unrelated directors".

                             EXECUTIVE COMPENSATION

         The Corporation does not have a Chief Executive Officer and has 5 executive officers who meet the requirements to be classified as Named Executive Officers pursuant to the current regulations under the SECURITIES ACT (Ontario). The following table sets forth all annual and long-term compensation for services in all capacities to the Corporation and its subsidiaries for the fiscal year ended December 31, 2002, 2001, and 2000 in respect of each Named Executive Officer.

                           SUMMARY COMPENSATION TABLE

                                                                            LONG TERM
                                ANNUAL COMPENSATION                       COMPENSATION
                   ---------------------------------------------- ------------------------------- --------------- ---------------
                                                                   SECURITIES      RESTRICTED
                                                                     UNDER           SHARES OR
NAME AND                                            OTHER ANNUAL    OPTIONS/        RESTRICTED                       ALL OTHER
PRINCIPAL           YEAR       SALARY     BONUS     COMPENSATION  SARS GRANTED     SHARE UNITS      LTIP           COMPENSATION
POSITION                        ($)        ($)        ($)(1)          (#)             ($)          PAYOUTS         ($)(2)
------------------ ---------- ---------- ---------- ------------- --------------- --------------- --------------- ---------------
Martin Cole(3)     2002       279,708    101,172    NIL           NIL/NIL         NIL             NIL             50,601
Vice President     2001       239,706    46,320     NIL           4,000/NIL(4)    NIL             NIL             51,301
and Managing       2000       224,320    84,820     NIL           26,500/NIL(5)   NIL             NIL             358,747
Director,
CNR
International
(U. K.) Limited

Kenneth P.         2002       266,994    92,812     NIL           NIL/NIL         NIL             NIL             54,297
Seymour(3)         2001       228,126    46,320     NIL           4,000/NIL(4)    NIL             NIL             54,739
Director,          2000       213,104    74,699     NIL           26,500/NIL(5)   NIL             NIL             281,808
Business
Developments,
CNR
International
(U. K.) Limited

John G.            2002       225,000    126,612    NIL           NIL/NIL         NIL             NIL             20,450
Langille           2001       205,000    60,000     NIL           32,500/NIL(4)   NIL             NIL             19,565
President          2000       193,000    55,790     NIL           40,000/NIL(4)   NIL             NIL             19,040

Brian L.           2002       220,000    126,462    NIL           NIL/NIL         NIL             NIL             19,800
Illing             2001       200,000    60,000     NIL           32,500/NIL(4)   NIL             NIL             18,290
Executive Vice     2000       185,000    55,550     NIL           40,000/NIL(4)   NIL             NIL             17,290
President,
Exploration

Steve W. Laut      2002       220,000    126,462    NIL           NIL/NIL         NIL             NIL             19,800
Chief              2001       200,000    60,000     NIL           32,500/NIL(4)   NIL             NIL             18,290
Operating          2000       185,000    55,550     NIL           40,000/NIL(4)   NIL             NIL             16,790
Officer

Notes:
(1) The value of perquisites and benefits for each Named Executive Officer is less than the lesser of $50,000 and 10% of total annual salary and bonus.
(2) All Other Compensation comprises premiums paid by the Corporation or subsidiaries of the Corporation for term life insurance and the vested portion in each year of the Corporation's contribution to the Corporation's Stock Savings Plan for each Named Executive Officer; contributions made by CNR International (U.K.) Limited ("CNRI"), a wholly owned subsidiary of the Corporation, to the Defined Contribution Pension Scheme and the Profit Sharing Scheme for Messrs. M. Cole and K. P. Seymour. Mr. K. P. Seymour received a foreign posting allowance in 2000.
(3) Compensation for Messrs. M. Cole and K. P. Seymour was paid by CNRI and all dollar amounts shown were converted from GBP sterling.
(4) The options were awarded for performance in the year and were granted in the subsequent January.
(5) Of the total options granted, four thousand options were awarded for performance in the year and were granted in the subsequent January.

        OPTIONS GRANTED DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

                                                                                    MARKET VALUE
                                                                                    OF SECURITIES
                         SECURITIES            % OF TOTAL                            UNDERLYING
                           UNDER              OPTIONS/SAR'S        EXERCISE OR    OPTIONS/SAR'S ON
                        OPTIONS/SAR'S          GRANTED TO          BASE PRICE     THE DATE OF GRANT
                      GRANTED (1)(2)(3)        EMPLOYEES           (CDN $ PER        (CDN $ PER
 NAME                       (#)                 IN 2002            SECURITY)          SECURITY)       EXPIRATION DATE
--------------------- ------------------- ------------------- ------------------ ------------------- -------------------
Martin Cole           4,000/NIL           0.1/NIL             38.50              38.50/NIL           January 23, 2008

Kenneth P. Seymour    4,000/NIL           0.1/NIL             38.50              38.50/NIL           January 23, 2008

John G. Langille      32,500/ NIL         0.8/ NIL            38.50              38.50/NIL           January 23, 2008

Brian L. Illing       32,500/ NIL         0.8/ NIL            38.50              38.50/NIL           January 23, 2008

Steve W. Laut         32,500/ NIL         0.8/ NIL            38.50              38.50/NIL           January 23, 2008


Notes :
(1) Pursuant to the material terms of the stock option plan under which the options were granted, the exercise price is not less than the closing market price on the Toronto Stock Exchange on the day preceding the grant and are exercisable after one year as to one-fifth per year plus the portion of the optioned shares which could have been exercised in a previous year.
(2)  The securities under option represent the Corporation's common shares.
(3)  The options were granted for performance in the prior year.


         AGGREGATED OPTIONS EXERCISED DURING THE MOST RECENTLY COMPLETED
               FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION VALUES

                                                                                                             VALUE OF
                                                                                                           UNEXERCISED
                                                                                 UNEXERCISED              IN-THE-MONEY
                           SECURITIES                                            OPTIONS AT                OPTIONS AT
                            ACQUIRED               AGGREGATE VALUE                 FY-END                    FY-END (1)
                          ON EXERCISE                 REALIZED                      (#)                       ($)
 NAME                         (#)                       ($)               EXERCISABLE/UNEXERCISABLE EXERCISABLE/UNEXERCISABLE
------------------------- ----------------------- ----------------------- ------------------------- -------------------------
Martin Cole               NIL                     NIL                     9,800/20,700              26,828/87,742

Kenneth P. Seymour        NIL                     NIL                     9,800/20,700              26,828/87,742

John G. Langille          60,000                  618,000                 116,000/116,500           2,241,400/1,370,850

Brian L. Illing           65,000                  1,136,350               93,000/114,500            1,795,200/1,332,050

Steve W. Laut             30,000                  184,500                 108,000/114,500           2,086,200/1,332,050

Note:

(1) The closing price of the Corporation's common shares on The Toronto Stock Exchange on December 31, 2002 was $46.80.

                                  PENSION PLANS

         CNR International (U. K.) Limited ("CNRI") (formerly Ranger Oil (U.K.) Limited), became a wholly owned subsidiary of the Corporation, upon the acquisition of Ranger Oil Limited by the Corporation in July 2000. CNRI maintained the employee benefit plans that were in place at the time of the acquisition.

         The CNR International (U. K.) Limited Pension Scheme (the "Scheme") is a "money purchase" scheme, which all employees of CNRI have the option of joining at any time. Contributions are made to a pension trust fund by an employee and by CNRI; the CNRI contributions vesting immediately to the employee. The accumulated funds are available to an employee who is a member of the Scheme if the employee leaves CNRI at any time after the age of 50. The benefits are governed in accordance with the United Kingdom Inland Revenue regulations. Contributions to the Scheme are based on an employee's salary as per the following table:

                     CONTRIBUTIONS BY EMPLOYEE     CONTRIBUTION BY
                     ---------------------------- ------------------
Age of Employee      Minimum       Maximum        CNRI
-------------------- ------------- -------------- ------------------
To age 30            4%            15%            4.0%
Age 31 to 35         5%            15%            5.0%
Age 36 to 40         5%            15%            7.5%
Age 41 to 45         5%            15%            10.0%
Age 46 to 50         5%            15%            12.5%
Age 51 to retirement 5%            15%            15.0%

Messrs. M. Cole and K. P. Seymour have been members of the Scheme for 5 years as at December 31, 2002. During 2002 CNRI contributed the following amounts to the Scheme on their behalf: M. Cole - (pound)16,500; K. P. Seymour - (pound)13,125.


                                PERFORMANCE GRAPH

         The following performance graph illustrates, over the five year period ended December 31, 2002, the cumulative return to shareholders of an investment in the common shares of the Corporation compared to the cumulative total shareholder return on the S&P/TSX Composite Index and the S&P/TSX Energy Sub-Group Index, assuming the reinvestment of dividends, where applicable.

                      CUMULATIVE VALUE OF A $100 INVESTMENT
                         [GRAPHIC OMITTED - LINE CHART]

-------------------------------------------------------------
AT DECEMBER 31       1997   1998   1999   2000   2001   2002
--------------       ----   ----   ----   ----   ----   ----
Canadian Natural     $100     75    115    136    125    153
Resources
Limited
------------------   ----   ----   ----   ----   ----   ----
S&P/TSX              $100     98    130    139    122    107
Composite Index
------------------   ----   ----   ----   ----   ----   ----
S&P/TSX Energy       $100     70     89    131    140    160
-------------------------------------------------------------

                             DIRECTORS COMPENSATION

         The Corporation pays compensation comprised of cash and Common Shares to its directors, who are not Named Executive Officers, in their capacity as directors. The compensation for 2002 was $20,000 as an annual retainer plus $1,250 for each regular and special Board of Director's meeting attended and each meeting of a committee of the Board attended. The annual retainer is comprised of a cash payment of $15,000 and common stock with a value of $5,000. No fees are paid for the time required preparing for board or committee meetings. The Nominating and Corporate Governance Committee is presently reviewing director's compensation levels with a view to making appropriate adjustments to director's compensation for the 2003 year to reflect the increased governance responsibilities being placed on the Directors by the Corporation.

         In addition to the annual retainer fee and fees for each regular and special meeting of the Board of Directors and those of its committees, the Corporation awards stock options to directors who provide on-going day to day management activities to the Corporation. On January 23, 2002, in recognition of 2001 performance, Messrs. A. P. Markin, J. G. Langille and N. M. Edwards were granted 50,000, 32,500 and 50,000 stock options respectively at an exercise price of $38.50 being the January 22, 2002 closing price of the Corporation's Common Shares on the Toronto Stock Exchange (the "TSX").

         In its Information Circular dated March 29, 2002, the Corporation previously disclosed the issuance of flow-through common shares and the payment of a bonus equal to the value of those shares to Mr. N. M. Edwards to recognize, in addition to measures already in place, the contributions made to the Corporation by Mr. N. M. Edwards, in providing past and, as an incentive for future, ongoing acquisition and investment advice. The Board felt that the recognition should be in the form of common shares of the Corporation, which will be held for a minimum period of time and which aligned the Corporation's interests with the interests of the shareholders. With Mr. N. M. Edwards abstaining from discussion of or voting on the proposal, the Board determined that it would be beneficial for the Corporation to issue Common Shares on a flow-through basis and pay a bonus equal to the value of those shares. Accordingly, in January 2002 Mr. N. M. Edwards subscribed for 60,000 flow-through Common Shares of the Corporation and the Corporation paid to Mr. N.
M. Edwards a bonus of $2.34 million. The value of the Common Shares was determined as the closing market price on the TSX on the day prior to the allotment of the Common Shares and the TSX has approved the listing of the Common Shares.

                  INDEBTEDNESS OF SENIOR OFFICERS AND DIRECTORS

         No directors and senior officers or any of their associates or affiliates have been indebted to the Corporation in the last completed financial year ending December 31, 2002.

                 INTERESTS OF INSIDERS IN MATERIAL TRANSACTIONS

         The management of the Corporation is not aware of any material interest, direct or indirect, of any Director, any proposed nominee for Director or Officer of the Corporation, any person beneficially owning, directly or indirectly, more than 10% of the Corporation's voting securities, or any associate or affiliate of any such person in any transaction which was commenced in the last completed financial year of the Corporation or in any proposed transaction which in either case has materially affected or will materially affect the Corporation or its subsidiaries.

                   STATEMENT OF CORPORATE GOVERNANCE PRACTICES

         The Board of Directors continually evaluates the corporate governance policies and procedures of the Corporation. Over the past year, the Board of Directors has:

         1. established two new committees of the Board of Directors: (a) Nominating and Corporate Governance Committee; and, (b) Safety, Health and Environmental Committee as more fully described in the following table;

         2. nominated for appointment as directors by the shareholders at the annual meeting held on May 9, 2002, two new independent non-management unrelated directors; and

         3. reconfigured all of the committees to ensure they are comprised entirely of or at least a majority of independent non-management unrelated directors to assist the Board in meeting its responsibilities.

         Regulatory changes that have or will occur as a result of the enactment of the Sarbanes-Oxley Act 2002, proposed listing standards of the New York Stock Exchange and proposed changes to the Toronto Stock Exchange Corporate Governance Guidelines are continually monitored by the Board and the Board will take appropriate action as regulatory changes occur. In the following table, we compare the Corporation's corporate governance procedures with the current Toronto Stock Exchange guidelines on corporate governance.

----------------------------------------------------------------------------------------
            TSX Guideline                  Compliance     Comments
----------- ------------------------------ -------------- ------------------------------
1.          The board of directors of      Yes            The Board of Directors
            every corporation should       Yes            acknowledges its
            explicitly assume              Yes            responsibility for the
            responsibility for the         Yes            stewardship of the
            stewardship of the             Yes            Corporation in overseeing
            corporation and , as part of                  the business and affairs of
            the overall stewardship                       the Corporation. In
            responsibility, should                        particular, the Board:
            assume responsibility for                     (a) ensures the Corporation
            the following matters:                        has appropriate short and
            (a) adoption of a strategic                   long term goals and has
            planning process;                             implemented a strategic
            (b) the identification of                     planning process;
            the principal risks of the                    (b) identifies the principal
            corporation's business and                    business risks and ensures
            ensuring the implementation                   proper systems are in place
            of appropriate systems to                     to manage these risks and
            manage these risks;                           protect shareholder value;
            (c) succession planning,                      (c) ensures that senior
            including appointing,                         management is of the highest
            training and monitoring                       caliber and that adequate
            senior management;                            systems are in place for the
            (d) a communication policy                    appointment, development and
            for the corporation;                          monitoring of senior
            (e) the integrity of the                      management to facilitate the
            corporation's internal                        orderly succession of senior
            control and management                        management;
            information systems.                          (d) ensures the Corporation's
                                                          communication policy
                                                          enables it to effectively
                                                          communicate with
                                                          shareholders, other
                                                          stakeholders and
                                                          the public generally,
                                                          including the capital
                                                          markets;
                                                          (e) ensures the
                                                          Corporation has in
                                                          place adequate internal
                                                          controls and management
                                                          information systems.
----------- ------------------------------ -------------- ------------------------------
2.          The board of directors of      Yes            The Board of Directors is
            every corporation should be                   comprised of 9 members, all
            constituted with a majority                   of whom have extensive and
            of individuals who qualify                    varied business experience.
            as unrelated directors as                     The majority of the
            defined by the TSX.                           directors are non-management
                                                          "unrelated directors",
                                                          as defined in the
                                                          Report of The Toronto
                                                          Stock Exchange Committee
                                                          on Corporate Governance
                                                          in Canada.
                                                          The Corporation does
                                                          not have a significant
                                                          shareholder with the
                                                          ability to exercise
                                                          a majority of the
                                                          votes for the election
                                                          of directors.
----------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------
            TSX Guideline                  Compliance     Comments
----------- ------------------------------ -------------- ------------------------------
3.          The application of the         Yes            All of the members of the
            definition of "unrelated                      Board of Directors of the
            director" to each director                    Corporation are
            should be the                                 non-management "unrelated
            responsibility of the board                   directors" with the
            and disclosed on an annual                    exception of Mr. J. G.
            basis the analysis of the                     Langille, President, Mr. A.
            application of the                            P. Markin, Chairman of the
            principles supporting this                    Board of Directors and Mr.
            conclusion.                                   N. M. Edwards Vice-Chairman
                                                          of the Board of Directors.
                                                          All other members of
                                                          the Board of Directors
                                                          are free from any
                                                          interest and any business
                                                          or other relationship
                                                          that could reasonably
                                                          be perceived to
                                                          materially interfere
                                                          with the director's
                                                          ability to act with a
                                                          view to the best
                                                          interests of the
                                                          Corporation.
----------- ------------------------------ -------------- ------------------------------
4.          The board of directors of      Yes            The Board created the
            every corporation should                      Nominating and Corporate
            appoint a committee of                        Governance Committee
            directors composed                            comprised exclusively of
            exclusively of outside,                       non-management "unrelated
            i.e., non management                          directors" who are Messrs.
            directors, a majority of                      G. D. Giffin, Chairman, J.
            whom are unrelated                            S. Palmer and D. A. Tuer,
            directors, with the                           which is responsible for
            responsibility of proposing                   the identification and
            to the full board new                         recommendation to the
            nominees to the board and                     Board, individuals
            for assessing directors on                    qualified to become Board
            an ongoing basis.                             members and for the ongoing
                                                          assessment of directors.
----------- ------------------------------ -------------- ------------------------------
5.          Every board of directors       Yes            The Nominating and
            should implement a process                    Corporate Governance
            to be carried out by the                      Committee is responsible
            nominating committee or                       for assessing the
            other appropriate committee                   effectiveness of the Board
            for assessing the                             as a whole, the committees
            effectiveness of the board                    of the Board and the
            as a whole, the committees                    contribution of individual
            of the board and the                          directors. The assessment
            contribution of individual                    is ongoing and includes an
            directors.                                    annual questionnaire that
                                                          each director must
                                                          complete.
                                                          The committee reviews
                                                          the submitted questionnaires
                                                          and the results constitute
                                                          part of the report to
                                                          the full Board.
----------- ------------------------------ -------------- ------------------------------
6.          Every corporation, as an       Yes            The Corporation has an
            integral element of the                       informal orientation and
            process for appointing new                    education program, which
            directors, should provide                     allows unrestricted direct
            an orientation and                            access by any Board member
            education program for new                     to any member of senior
            recruits to the board.                        management and their staff.
----------- ------------------------------ -------------- ------------------------------
7.          Every board of directors       Yes            The Corporation's Articles
            should examine its size and                   of Amalgamation restrict
            with a view to determining                    the size of the Board to a
            the impact of the number                      maximum of 15 members. With
            upon effectiveness,                           the Corporation's growth
            undertake where appropriate                   and its plans for the
            a program to reduce the                       future, to fulfill the
            number of directors to a                      Board's mandate and those
            number, which facilitates                     of its committees and to
            more effective                                facilitate effective
            decision-making.                              decision-making, the
                                                          Corporation increased
                                                          the size of the Board
                                                          to 9 directors, at the
                                                          Annual General Meeting
                                                          of Shareholders held
                                                          on May 9, 2002.
                                                          The Board continually
                                                          monitors its
                                                          decision-making
                                                          effectiveness
                                                          and where appropriate
                                                          will make the necessary
                                                          changes to establish
                                                          a board size to
                                                          facilitate effective
                                                          decision-making.
----------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------
            TSX Guideline                  Compliance     Comments
----------- ------------------------------ -------------- ------------------------------
8.          The board of directors         Yes            The Nominating and Corporate
            should review the adequacy                    Governance Committee reviews
            and form of the                               the adequacy and structure
            compensation of directors                     of directors' compensation
            and ensure compensation                       and make recommendations
            realistically reflects the                    designed to ensure the
            responsibilities and risk                     directors' compensation
            involved in being an                          realistically reflects the
            effective director.                           responsibilities of the
                                                          Board of Directors.
                                                          The Nominating and
                                                          Corporate Governance
                                                          Committee is presently
                                                          reviewing director's
                                                          compensation levels
                                                          with a view to making
                                                          appropriate adjustments
                                                          to director's
                                                          compensation for the
                                                          2003 year to reflect
                                                          the increased governance
                                                          responsibilities
                                                          being placed on the
                                                          Directors by the
                                                          Corporation.
----------- ------------------------------ -------------- ------------------------------
9.          Committees of the board of     Yes            The Board has established
            directors should generally                    five committees; (i) the
            be composed of outside                        Compensation Committee
            directors, a majority of                      comprised exclusively of
            whom are unrelated                            non-management "unrelated
            directors, although some                      directors" who are Messrs.
            board committees, such as                     J. S. Palmer, Chairman, J.
            the executive committee,                      T. Grenon and E. R. Smith
            may include one or more                       which is responsible for the
            inside directors.                             review and overall approval
                                                          of the Corporation's
                                                          compensation philosophy,
                                                          policies and levels of
                                                          compensation for executive
                                                          officers and employees and
                                                          for the administration of
                                                          the Corporation's equity
                                                          based plans; (ii) the Audit
                                                          Committee as described in
                                                          paragraph 13; (iii) the
                                                          Nominating and Corporate
                                                          Governance Committee as
                                                          described in paragraphs 4,
                                                          5, 8 and 10; (iv) the
                                                          Safety, Health and
                                                          Environmental Committee
                                                          comprised of a majority of
                                                          non-management "unrelated
                                                          directors" who are Messrs.
                                                          E. R. Smith, Chairman, N. M.
                                                          Edwards and K. A. J.
                                                          MacPhail, which ensures
                                                          management has designed and
                                                          implemented effective
                                                          safety, health and
                                                          environmental risk programs,
                                                          controls and reporting
                                                          systems and that management
                                                          administers the
                                                          Corporation's policies and
                                                          procedures on these matters;
                                                          and, (v) the Reserves
                                                          Committee comprised of a
                                                          majority of non-management
                                                          "unrelated directors" who
                                                          are Messrs. D. A. Tuer,
                                                          Chairman, N. M. Edwards, K.
                                                          A. J. MacPhail, and J. S.
                                                          Palmer. The Reserves
                                                          Committee communicates
                                                          directly with the
                                                          Corporation's external
                                                          independent engineering firm
                                                          to review the qualifications
                                                          of and procedures used by
                                                          the independent engineers in
                                                          determining the estimate of
                                                          the Corporation's quantities
                                                          and value of petroleum and
                                                          natural gas reserves
                                                          remaining.
----------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------
            TSX Guideline                  Compliance     Comments
----------- ------------------------------ -------------- ------------------------------
10.         Every board of directors       Yes            The Nominating and
            should expressly assume                       Corporate Governance
            responsibility for, or                        Committee is expressly
            assign to a committee of                      charged with the
            directors the general                         responsibility for
            responsibility for,                           developing the
            developing the                                Corporation's approach to
            corporation's approach to                     governance issues and is
            governance issues. This                       responsible for the
            committee would, amongst                      Corporation's response to
            other things, be                              these governance
            responsible for the                           guidelines.
            corporation's response to
            these governance
            guidelines.
----------- ------------------------------ -------------- ------------------------------
11.         The board of directors,        Yes            The Nominating and
            together with the CEO,                        Corporate Governance
            should develop position                       Committee is preparing the
            descriptions for the board                    Corporation's corporate
            and for the CEO, including                    governance guidelines for
            the definition of the                         consideration by the full
            limits to management's                        Board. The Board is
            responsibilities. In                          responsible for the
            addition, the board should                    stewardship of the
            approve or develop the                        Corporation. Any
            corporate objectives, which                   responsibility that is not
            the CEO is responsible for                    delegated to senior
            meeting.                                      management or a Board
                                                          committee remains
                                                          with the full Board.
                                                          In addition, the
                                                          Board in conjunction
                                                          with senior management
                                                          determines the limits
                                                          of management's
                                                          responsibilities
                                                          and establishes
                                                          annual corporate
                                                          objectives which
                                                          management is
                                                          responsible for
                                                          meeting.
                                                          The Corporation does
                                                          not have a CEO position.
----------- ------------------------------ -------------- ------------------------------
12.         Every board of directors       Yes            The Board of Directors
            should have in place                          functions independently of
            appropriate structures and                    management and appoints the
            procedures to ensure that                     Chairman. At least once
            the board can function                        during each year,
            independently of                              immediately following the
            management.                                   termination of a regularly
                                                          scheduled Board meeting,
                                                          the non-management
                                                          "unrelated directors"
                                                          meets in executive
                                                          session without the
                                                          presence of management
                                                          to discuss whatever
                                                          topics are appropriate.
                                                          These meetings are
                                                          chaired by the Chairman
                                                          of the Nominating and
                                                          Corporate Governance
                                                          Committee.  Additional
                                                          executive sessions may
                                                          be scheduled from time
                                                          to time as determined
                                                          by a majority of the
                                                          non-management "unrelated
                                                          directors" in consultation
                                                          with the Chairman of
                                                          the Board and Chairman
                                                          of the Nominating and
                                                          Corporate Governance
                                                          Committee.
----------- ------------------------------ -------------- ------------------------------
13.         The audit committee of         Yes            The Board created the Audit
            every board of directors                      Committee comprised of
            should be composed only of                    Messrs. G. D. Giffin,
            outside directors. The                        Chairman, J. S. Palmer, and
            roles and responsibilities                    J. T. Grenon who are all
            of the audit committee                        non-management "unrelated
            should be specifically                        directors". The Audit
            defined so as to provide                      Committee is responsible
            appropriate guidance to                       for selecting and
            audit committee members as                    recommending the
            to their duties. The audit                    appointment of the
            committee should have                         Corporation's independent
            direct communication                          auditors by the
            channels with the internal                    shareholders, pre-approving
            and external auditors to                      all audit and non-audit
            discuss and review specific                   services to be provided to
            issues as appropriate. The                    the Corporation and
            audit committee duties                        establishing the fees to be
            should include oversight                      paid to the independent
            responsibility for                            auditors. The committee
            management reporting on                       meets directly with the
            internal control.                             Corporation's independent
----------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------
            TSX Guideline                  Compliance     Comments
----------- ------------------------------ -------------- ------------------------------
                                                          auditors both with
                                                          management and
                                                          independent of management
                                                          and is responsible
                                                          for monitoring the
                                                          preparation and audit of
                                                          the Corporation's financial
                                                          statements and the
                                                          establishment of
                                                          appropriate internal
                                                          controls. In addition
                                                          the committee provides
                                                          an avenue for communication
                                                          between each of internal
                                                          audit, the independent
                                                          auditors, financial and
                                                          senior management and the
                                                          Board.
----------- ------------------------------ -------------- ------------------------------
14.         The board of directors         Yes            The full Board or any
            should implement a system,                    member of the Board can
            which enables an individual                   engage outside advisors at
            director to engage an                         the expense of the
            outside adviser at the                        Corporation in appropriate
            expense of the company in                     circumstances.
            appropriate
            circumstances. The
            engagement of the
            outside advisor should
            be subject to the approval
            of an appropriate committee
            of the board.
----------------------------------------------------------------------------------------


                              APPROVAL OF CIRCULAR

         The contents and sending of this Information Circular has been approved in substance by the Board of Directors of the Corporation.

                                   CERTIFICATE

         The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it is made.

         DATED at Calgary, Alberta, this 28th day of March 2003.



/s/ Allan P. Markin                             /s/ John G. Langille
Allan P. Markin                                 John G. Langille
Chairman and Director                           President and Director